Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 21, 2013 to

Prospectus dated August 31, 2012

Registration No. 333-183686

Aon plc

TERM SHEET

$350,000,000 4.00% SENIOR NOTES DUE 2023

Issuer:	Aon plc

Securities:	4.00% Senior Notes due 2023

Guarantor	Aon Corporation

Legal Format:	SEC Registered

Amount:	$350,000,000

Ranking:	Senior Unsecured

Expected Ratings(1):	Moody’s Investors Service: Baa2 (positive) Standard & Poor’s: A- (stable) Fitch: BBB+ (stable)

Trade Date:	November 21, 2013

Settlement Date (T+3):	November 26, 2013

Maturity Date:	November 27, 2023

Reference Treasury:	2.75% due November 15, 2023

Reference Treasury Yield and Price:	2.793% or 99-20

Reoffer Spread to Treasury:	+125 bps

Reoffer Yield:	4.043%

Coupon:	4.00%

Denominations:	$2,000 and multiples of $1,000

Interest Payment Dates:	Semi-annually in arrears on May 27 and November 27, beginning on May 27, 2014

Price to Public:	99.649%

Proceeds to Issuer (before expenses):	$346,846,500.00

CUSIP / ISIN:	00185A AD6 / US00185AAD63

Optional Redemption:

We may redeem all of the Notes at any time or some of the Notes from time to time at a redemption price equal to the greater of 100% of the principal amount of the Notes and a make whole using a discount rate of Treasury plus 20 basis points.

On or after August 27, 2023, we may redeem any or all of the Notes at a redemption price equal to 100% of the principal amount of the Notes.

In the event of certain changes in respect of taxes applicable to the Notes or the Guarantee, we may redeem the Notes in whole at any time at a redemption price equal to 100% of the principal amount of the Notes.

See “Description of the Securities—Optional Redemption” and “Description of the Securities—Optional Tax Redemption” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:	Morgan Stanley & Co. LLC, Merrill Lynch, Pierce, Fenner & Smith Incorporated, Deutsche Bank Securities Inc., and J.P. Morgan Securities LLC

Co-Managers:	Aon Benfield Securities, Inc., Loop Capital Markets LLC, and The Williams Capital Group, L.P.

Conflicts:

Aon Benfield Securities, Inc. is an indirect wholly owned subsidiary of Aon plc. This offering is subject to, and will be conducted in compliance with, the requirements of Rule 5121 of the Financial Institution Regulatory Authority (“FINRA”) regarding a FINRA member firm distributing the securities of an affiliate.

Certain of the underwriters or their affiliates may hold our commercial paper and, accordingly, may receive proceeds from this offering. To the extent that any one underwriter, together with its affiliates, receives more than 5% of the net proceeds, such underwriter would be deemed to have a “conflict of interest” with us in regard to this offering under FINRA Rule 5121. Accordingly, this offering will be made in compliance with the applicable provisions of FINRA Rule 5121.

(1)  An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

The issuer and the guarantor have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer, the guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC toll-free at 1-866-718-1649, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322, Deutsche Bank Securities Inc. toll-free at 1-800-503-4611, or J.P. Morgan Securities LLC collect at 1-212-834-4533